Mail Stop 4628

                                                             August 28, 2018

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources Series 33-2013 L.P.
425 Houston Street, Suite 300
Fort Worth, TX 76102

       Re:     Atlas Resources Series 33-2013 L.P.
               Form 10-12G
               Filed February 12, 2018
               File No. 0-55901

Dear Mr. Slotterback:

        We issued comments to you on the above captioned filing on August 10, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 12, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.


                                                             Sincerely,

                                                             /s/ John Reynolds

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of Natural
Resources